Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

April 23, 2026

Registration Statement No. 333-272130

Supplementing the Prospectus Supplement and Prospectus, each dated May 22, 2023

John Deere Capital Corporation

$500 million 4.375% Senior Notes Due April 15, 2031

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A1 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A+ by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series I
Issue Size:	$500 million
Trade Date:	April 23, 2026
Settlement Date (T+3)**:	April 28, 2026
Maturity Date:	April 15, 2031
Benchmark Treasury:	3.875% due March 31, 2031
Benchmark Treasury Yield and Price:	3.940%; 99-22 3/4
Spread to Treasury:	+45 basis points
Reoffer Yield:	4.390%
Coupon:	4.375%
Coupon Payment Dates:	Semi-annually on April 15 and October 15, commencing on October 15, 2026 (short first coupon) and ending on the Maturity Date.
Day Count:	30/360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.935% plus accrued interest from April 28, 2026
Gross Spread:	0.350%
Net Proceeds (%):	99.585% plus accrued interest from April 28, 2026
Net Proceeds ($):	$497,925,000 plus accrued interest from April 28, 2026
CUSIP / ISIN:	24422EYN3 / US24422EYN39
Joint Book-Running Managers:	Barclays Capital Inc.
Goldman Sachs & Co. LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
TD Securities (USA) LLC
Co-Managers:	Commerz Markets LLC
Loop Capital Markets LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
Truist Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes before the first business day prior to the Settlement Date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526,

MUFG Securities Americas Inc. toll-free at 1-877-649-6848, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or TD Securities (USA) LLC toll-free at 1-855-495-9846.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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